SEC
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MAR 02 2017

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SECU

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-53747

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Empiric Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 N Capital of TX Hwy, Building 8, Suite 150
(No. and Street)

Austin (City) TX (State) 78746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark A Coffelt (512) 328-9321
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLC
(Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Mark A Coffelt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Empiric Distributors, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

HEATHER L MCASHAN
Notary Public, State of Texas
Comm. Expires 02-23-2019
Notary ID 12601608-7

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAIT | WELLER
FOCUS. EXPERTISE. RESULTS.

CERTIFIED PUBLIC ACCOUNTANTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Board of Directors and Shareholders**
**Empiric Distributors, Inc.**
**Austin, Texas**

We have audited the accompanying statement of financial condition of Empiric Distributors, Inc. as of December 31, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Empiric Distributors, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Empiric Distributors, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information on pages 3, 4, 6, and 7 has been subjected to audit procedures performed in conjunction with the audit of Empiric Distributors, Inc.'s financial statements. The supplemental information is the responsibility of Empiric Distributors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tait Weller & Baker LLP

**TAIT, WELLER & BAKER LLP**

**Philadelphia, Pennsylvania**
**March 1, 2017**

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Empiric Distributors, Inc. **N 3** [100]

### STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12-31-2016 [99]
SEC FILE NO. 8-53747 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

| | Allowable | | Non-Allowable | | Total | |
|---|---|---|---|---|---|---|
| 1. Cash | $ 651 | 200 | | | $ 651 | 750 |
| 2. Receivables from brokers or dealers: | | | | | | |
| A. Clearance account | 0 | 295 | | | | |
| B. Other | | 300 | $ | 550 | 0 | 810 |
| 3. Receivable from non-customers | | 355 | | 600 | | 830 |
| 4. Securities and spot commodities owned at market value: | | | | | | |
| A. Exempted securities | 105,359 | 418 | | | | |
| B. Debt securities | | 419 | | | | |
| C. Options | | 420 | | | | |
| D. Other securities | | 424 | | | | |
| E. Spot commodities | | 430 | | | 105,359 | 850 |
| 5. Securities and/or other investments not readily marketable: | | | | | | |
| A. At cost $ ____ [130] | | | | | | |
| B. At estimated fair value | | 440 | | 610 | | 860 |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | | 460 | | 630 | | 880 |
| A. Exempted securities $ ____ [150] | | | | | | |
| B. Other securities $ ____ [160] | | | | | | |
| 7. Secured demand notes: | | 470 | | 640 | | 890 |
| Market value of collateral: | | | | | | |
| A. Exempted securities $ ____ [170] | | | | | | |
| B. Other securities $ ____ [180] | | | | | | |
| 8. Memberships in exchanges: | | | | | | |
| A. Owned, at market $ ____ [190] | | | | | | |
| B. Owned, at cost | | | | 650 | | |
| C. Contributed for use of the company, at market value | | | | 660 | | 900 |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | | 480 | | 670 | | 910 |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | | 490 | | 680 | | 920 |
| 11. Other assets | 1,194 | 535 | | 735 | 1,194 | 930 |
| 12. TOTAL ASSETS | $ 107,204 | 540 | $ | 740 | $ 107,204 | 940 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER Empiric Distributors, Inc — as of 12/31/2016

## STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

### LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | A.I. Liabilities | | Non-A.I. Liabilities | | Total | |
|---|---|---|---|---|---|---|
| 13. Bank loans payable | $ | 1045 | $ | 1255 ▼13 | $ | 1470 |
| 14. Payable to brokers or dealers: | | | | | | |
| A. Clearance account | | 1114 | | 1315 | | 1560 |
| B. Other | ▼10 | 1115 | | 1305 | | 1540 |
| 15. Payable to non-customers | 9,000 | 1155 | | 1355 | 9,000 | 1610 |
| 16. Securities sold not yet purchased, at market value | | | | 1360 | | 1620 |
| 17. Accounts payable, accrued liabilities, expenses and other | 54,502 | 1205 | | 1385 | 54,502 | 1685 |
| 18. Notes and mortgages payable: | | | | | | |
| A. Unsecured | | 1210 | | | | 1690 |
| B. Secured | | 1211 ▼12 | | 1390 ▼14 | | 1700 |
| 19. E. Liabilities subordinated to claims of general creditors: | | | | | | |
| A. Cash borrowings: | | | | 1400 | | 1710 |
| 1. from outsiders ▼9 $ [970] | | | | | | |
| 2. includes equity subordination (15c3-1(d)) of . . . $ [980] | | | | | | |
| B. Securities borrowings, at market value from outsiders $ [990] | | | | 1410 | | 1720 |
| C. Pursuant to secured demand note collateral agreements | | | | 1420 | | 1730 |
| 1. from outsiders $ [1000] | | | | | | |
| 2. includes equity subordination (15c3-1(d)) of . . . $ [1010] | | | | | | |
| D. Exchange memberships contributed for use of company, at market value | | | | 1430 | | 1740 |
| E. Accounts and other borrowings not qualified for net capital purposes | | 1220 | | 1440 | | 1750 |
| 20. TOTAL LIABILITIES | $ 63,502 | 1230 | $ | 1450 | $ 63,502 | 1760 |

### Ownership Equity

| | | |
|---|---|---|
| 21. Sole Proprietorship | ▼15 $ | 1770 |
| 22. Partnership (limited partners) ▼11 ($ [1020]) | | 1780 |
| 23. Corporation: | | |
| A. Preferred stock | | 1791 |
| B. Common stock | 10,000 | 1792 |
| C. Additional paid-in capital | 69,529 | 1793 |
| D. Retained earnings | -35,827 | 1794 |
| E. Total | 43,702 | 1795 |
| F. Less capital stock in treasury | ▼16 ( | 1796 |
| 24. TOTAL OWNERSHIP EQUITY | $ 43,702 | 1800 |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | $ 107,204 | 1810 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER Empiric Distributors, Inc. as of 12/31/2016

## COMPUTATION OF NET CAPITAL

| | | | | | |
|---|---|---|---|---|---|
| 1. Total ownership equity from Statement of Financial Condition | | | $ | 43,702 | 3480 |
| 2. Deduct ownership equity not allowable for Net Capital | | | 19 | ( ) | 3490 |
| 3. Total ownership equity qualified for Net Capital | | | | 43,702 | 3500 |
| 4. Add: | | | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | | 3520 |
| B. Other (deductions) or allowable credits (List) | | | | | 3525 |
| 5. Total capital and allowable subordinated liabilities | | | $ | 43,702 | 3530 |
| 6. Deductions and/or charges: | | | | | |
| A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | 17 $ | | 3540 | | |
| B. Secured demand note delinquency | | | 3590 | | |
| C. Commodity futures contracts and spot commodities – proprietary capital charges | | | 3600 | | |
| D. Other deductions and/or charges | | | 3610 | ( ) | 3620 |
| 7. Other additions and/or allowable credits (List) | | | | | 3630 |
| 8. Net capital before haircuts on securities positions | | | 20 $ | 43,702 | 3640 |
| 9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | | | |
| A. Contractual securities commitments | $ | | 3660 | | |
| B. Subordinated securities borrowings | | | 3670 | | |
| C. Trading and investment securities: | | | | | |
| 1. Exempted securities | 18 | 15,804 | 3735 | | |
| 2. Debt securities | | | 3733 | | |
| 3. Options | | | 3730 | | |
| 4. Other securities | | | 3734 | | |
| D. Undue Concentration | | | 3650 | | |
| E. Other (List) | | | 3736 | ( 15,804 ) | 3740 |
| 10. Net Capital | | | $ | 27,898 | 3750 |

30

OMIT PENNIES

Reconciliation of Net Capital

| | |
|---|---|
| Net Capital per Unaudited Focus Report | $23,698 |
| Decrease in accrued expenses | 4,200 |
| Net Capital per Audited Focus Report | $27,898 |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER Empiric Distributors, Inc as of 12/31/2016

## COMPUTATION OF NET CAPITAL REQUIREMENT

**Part A**

| | | | |
|---|---|---|---|
| 11. Minimum net capital required ($6\frac{2}{3}$% of line 19) | $ | 4,324 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 5,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | 5,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | $ | 22,898 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) 22 | $ | 21,898 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | | |
|---|---|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | | $ | 63,502 | 3790 |
| 17. Add: | | | | | | |
| A. Drafts for immediate credit 21 | $ | | 3800 | | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | | 3810 | | | |
| C. Other unrecorded amounts (List) | $ | | 3820 | $ | | 3830 |
| 18. Total aggregate indebtedness | | | | $ | 63,502 | 3840 |
| 19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) | | | | % | 227.62% | 3850 |
| 20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | | % | 0.00% | 3860 |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

| | | | |
|---|---|---|---|
| 21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | | 3970 |
| 22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23 | $ | | 3880 |
| 23. Net capital requirement (greater of line 21 or 22) | $ | | 3760 |
| 24. Excess capital (line 10 less 23) | $ | | 3910 |
| 25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000 | $ | | 3920 |

**NOTES:**

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. $6\frac{2}{3}$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER **Empiric Distributors, Inc.**

For the period (MMDDYY) from 24 01/01/2016 [3932] to 12/31/16 [3933]
Number of months included in this statement 12 [3931]

### STATEMENT OF INCOME (LOSS)

| | | | |
|---|---|---|---|
| **REVENUE** | | | |
| 1. Commissions: | | | |
| a. Commissions on transactions in exchange listed equity securities executed on an exchange | $ | 57,805 | 3935 |
| b. Commissions on listed option transactions | 25 | | 3938 |
| c. All other securities commissions | | | 3939 |
| d. Total securities commissions | | 57,805 | 3940 |
| 2. Gains or losses on firm securities trading accounts | | | |
| a. From market making in options on a national securities exchange | | | 3945 |
| b. From all other trading | | | 3949 |
| c. Total gain (loss) | | | 3950 |
| 3. Gains or losses on firm securities investment accounts | | 15,070 | 3952 |
| 4. Profit (loss) from underwriting and selling groups | 26 | | 3955 |
| 5. Revenue from sale of investment company shares | | | 3970 |
| 6. Commodities revenue | | | 3990 |
| 7. Fees for account supervision, investment advisory and administrative services | | | 3975 |
| 8. Other revenue | | | 3995 |
| 9. Total revenue | $ | 72,875 | 4030 |
| **EXPENSES** | | | |
| 10. Salaries and other employment costs for general partners and voting stockholder officers | | | 4120 |
| 11. Other employee compensation and benefits | | | 4115 |
| 12. Commissions paid to other broker-dealers | | | 4140 |
| 13. Interest expense | | | 4075 |
| a. Includes interest on accounts subject to subordination agreements [4070] | | | |
| 14. Regulatory fees and expenses | | 2,475 | 4195 |
| 15. Other expenses | | 49,357 | 4100 |
| 16. Total expenses | $ | 51,832 | 4200 |
| **NET INCOME** | | | |
| 17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) | $ | 21,043 | 4210 |
| 18. Provision for Federal income taxes (for parent only) | 28 | 14,395 | 4220 |
| 19. Equity in earnings (losses) of unconsolidated subsidiaries not included above | | | 4222 |
| a. After Federal income taxes of [4338] | | | |
| 20. Extraordinary gains (losses) | | | 4224 |
| a. After Federal income taxes of [4239] | | | |
| 21. Cumulative effect of changes in accounting principles | | | 4225 |
| 22. Net income (loss) after Federal income taxes and extraordinary items | $ | 35,438 | 4230 |
| **MONTHLY INCOME** | | | |
| 23. Income (current month only) before provision for Federal income taxes and extraordinary items | $ | 26,257 | 4211 |

See Notes to Financial Statements

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Empiric Distributors, Inc

For the period (MMDDYY) from 01/01/2016 to 12/31/2016

### STATEMENT OF CHANGES IN OWNERSHIP EQUITY
### (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | |
|---|---|---|---|
| 1. Balance, beginning of period | | $ 108,302 | 4240 |
| A. Net income (loss) | | 35,438 | 4250 |
| B. Additions (Includes non-conforming capital of | 29 $ [4262] ) | | 4260 |
| C. Deductions (Includes non-conforming capital of | $ [4272] ) | 100,038 | 4270 |
| 2. Balance, end of period (From item 1800) | | $ 43,702 | 4290 |

### STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
### TO CLAIMS OF GENERAL CREDITORS

| | | |
|---|---|---|
| 3. Balance, beginning of period | 30 $ | 4300 |
| A. Increases | | 4310 |
| B. Decreases | | 4320 |
| 4. Balance, end of period (From item 3520) | $ | 4330 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER Empiric Distributors, Inc. as of 12/31/2016

**EXEMPTIVE PROVISION UNDER RULE 15c3-3**

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   - A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .......... [4550]
   - B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .......... [4560]
   - C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 Interactive Brokers [4335] X [4570]
   - D. (k)(3) — Exempted by order of the Commission (include copy of letter) .......... [4580]

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| | Type of Proposed Withdrawal or Accrual (See below for code) | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (Yes or No) |
|---|---|---|---|---|---|---|
| 31 | [4600] | [4601] | [4602] | [4603] | [4604] | [4605] |
| 32 | [4610] | [4611] | [4612] | [4613] | [4614] | [4615] |
| 33 | [4620] | [4621] | [4622] | [4623] | [4624] | [4625] |
| 34 | [4630] | [4631] | [4632] | [4633] | [4634] | [4635] |
| 35 | [4640] | [4641] | [4642] | [4643] | [4644] | [4645] |
| | | | Total $ 36 | [4699] | | |

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

| WITHDRAWAL CODE: | DESCRIPTIONS |
|---|---|
| 1. | Equity Capital |
| 2. | Subordinated Liabilities |
| 3. | Accruals |

# EMPIRIC DISTRIBUTORS, INC.

*STATEMENT OF CASH FLOWS*

**Year ended December 31, 2016**

| | |
|---|---|
| **INCREASE (DECREASE) IN CASH** | |
| ***Cash flows from operating activities*** | |
| Commissions received and other revenue | $ 59,775 |
| Clearing expenses, filing fees and operating expenses paid | (51,965) |
| **Net cash provided by operating activities** | 7,810 |
| ***Cash flows from investing activities*** | |
| Proceeds from sale of investment securities | 71,915 |
| Purchases of investment securities | (71,915) |
| **Net cash provided by investing activities** | 0 |
| ***Cash flows from financing activities*** | |
| Capital distribution | (30,000) |
| **Net cash used in financing activites** | (30,000) |
| **Net decrease in cash** | (22,190) |
| ***Cash*** | |
| Beginning of year | 22,841 |
| **End of year** | $ 651 |

| | |
|---|---|
| **RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES** | |
| Net income | $35,438 |
| Gain on investments | (15,070) |
| Decrease in accounts receivable | 1,970 |
| Increase in other assets | (1,194) |
| Increase in accounts payable and accrued expenses | (13,334) |
| **Net cash provided by operating activities** | $ 7,810 |

**SUPPLEMENTARY DISCLOSURE**

No income taxes were paid to the parent during 2016 (Note 1)
Non cash capital distribution of $70,038 through redemption of investment securities

See Notes to Financial Statements

## (1) BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *NATURE OF ORGANIZATION*

Empiric Distributors, Inc. (the ***"Company"***), a fully disclosed introducing broker-dealer located in Austin, Texas, is registered with the Securities and Exchange Commission ***("SEC")***, the State Securities Commissions of Texas and the Financial Industry Regulatory Authority ***("FINRA")***. The Company is engaged primarily in institutional and retail securities brokerage services. The Company began operations August 30, 2002. The Company, formerly Texas Capital, Inc., doing business as First Austin Investments, changed its name in January 2007.

### *INCOME TAXES*

The Company files its taxes with its parent company, Empiric Advisors, Inc.

Management has analyzed the Company's tax positions and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on federal, state and local income tax returns for open years (2013 – 2015) or expected to be taken on the Company's 2016 tax return.

### *USE OF ESTIMATES*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### *INVESTMENTS*

Investments are stated at fair value and unrealized gains and losses are recognized in the statement of income.

### *FAIR VALUE MEASUREMENT*

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016.

| Assets | Level 1 |
|---|---|
| Mutual Fund | $105,359 |

The carrying amounts of cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

### *SUBSEQUENT EVENTS*

Subsequent events after the balance sheet date through the date that the financial statements were issued have been evaluated in the preparation of the financial statements. Based on that evaluation, management has determined that no subsequent events have occurred which require disclosure in the financial statements.

### *OTHER*

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

## (2) INVESTMENTS

At December 31, 2016 investments consisted of the following:

| | Cost | Fair Value |
|---|---|---|
| Mutual Fund | $108,772 | $105,359 |

In 2016, realized gains and unrealized gains on investments were $28,027 and $15,070 respectively.

## (3) REGULATORY REQUIREMENT

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) as covered in Rule 15c3-3(k)(2)(ii) in that it does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness, as defined, of not more that 15 to 1. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2016, the Company had net capital of $27,898 which exceeded its net capital requirement of $5,000 by $22,898. The Company's ratio was 2.27 to 1 of aggregate indebtedness to net capital.

## (4) INCOME TAXES

The current and deferred portions of the federal income tax expense (benefit) included in the Statement of Income as determined in accordance with FASB ASC 740 are $2,091 and $(16,486), respectively.

Deferred tax assets consist of unrealized loss on investments of $1,194.

## (5) CONCENTRATION OF RISK

The Company maintains bank accounts which may exceed federally insured limits. Historically, they have not experienced any credit-related losses.

## (6) OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company introduces customers' securities transactions on a fully-disclosed basis to its clearing broker/dealer. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

## (7) RELATED PARTIES / CONCENTRATION OF REVENUE RISK

One of the Company's directors is an officer of the Advisor to Empiric 2500 Fund from which the Company receives the majority of its revenue.

## (8) COMMITMENTS

As of July 31, 2016 Empiric Distributors, Inc. no long pays the rental obligations under an operating lease. The Parent company Empiric Advisors, Inc. has taken over the obligations of the rental expense. Rent expense for 2016 was $26,733.

## (9) OPERATIONS SUSPENDED

In April 2016 Empiric Distributors, Inc. decided to suspended operations and started the search for a potential buyer for the broker dealer.

TAIT|WELLER
FOCUS. EXPERTISE. RESULTS.

CERTIFIED PUBLIC ACCOUNTANTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Board of Directors and Shareholders**
**Empiric Distributors, Inc.**
**Austin, Texas**

We have reviewed management's statements, included in the accompanying Empiric Distributors, Inc.'s Exemption Report, in which (1) Empiric Distributors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Empiric Distributors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k):2ii (the "exemption provisions") and (2) Empiric Distributors, Inc. stated that Empiric Distributors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Empiric Distributors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Empiric Distributors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Tait Weller & Baker LLP

**TAIT, WELLER & BAKER LLP**

**Philadelphia, Pennsylvania**
**March 1, 2017**

**Empiric Distributors, Inc.**
**Exemption Report**

Empiric Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 *(k)*(ii); and

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

<u>Empiric Distributors, Inc.</u>

I, Mark A Coffelt, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Mark A Coffelt
President
March 1, 2017